Exhibit 10.9

Cardinal Health Pharmaceutical Technologies and Services 14 Schoolhouse Road Somerset, NJ 08873 732-537-6400 www.cardinal.com

August 10, 2006

Tom Stuart

[Home Address]

Dear Tom:

This letter is to confirm our agreement with respect to your new position with Cardinal Health, and related modifications to certain terms of your Employment Agreement dated May 17, 1998 (the “Employment Agreement”).

Effective July 31, 2006, you will assume the new position of Senior Vice President, Innovation, Strategy and Corporate Development for Cardinal Health PTS. As discussed, prior to and to the extent required after assuming your new position, you will assist in the transition of your current responsibilities and oversee the conclusion of certain strategies and customer-specific initiatives.

It is acknowledged that as a result of the pending elimination of your present position as President, Oral Technologies, you have the right to voluntarily terminate with “Good Reason” and be entitled to the compensation and benefits specified in your Employment Agreement. It is agreed, however, that within a period of 12 months beginning from August I, 2006, you will have the right to provide notice of voluntary termination of your employment with the Company for Good Reason due to such elimination, provided that any such notice of voluntary termination is not given sooner than January 31, 2007. Any notice of termination by you, or by the Company in the case of termination other than for Cause, shall be given 30 days in advance of the effective date of such termination (by way of example, notice provided July 31, 2007 would take effect August 30, 2007). If you choose to exercise this right, you will receive the compensation and benefits specified in Section 4(d) of the Employment Agreement; provided that the bonus payments pursuant to Section 4(d)(2) of the Employment Agreement will be as determined therein, but each such payment will not be less than 45% of your Base Salary in effect at the date of notification of termination.

After the 12-month period ending July 31, 2007, your right to provide notice of voluntary termination for Good Reason due to the elimination of your position as President, Oral Technologies will cease. Furthermore, we have agreed that after July 31, 2007, clause (ii) of the “Good Reason” definition in Section 4 of the Employment Agreement shall no longer include changes in position to a generally equivalent level of rank and responsibility (provided that any such change does not involve relocation).

We have also agreed that the benefits under Sections 4(d)(1), 4(d)(2) and 4(d)(4) of the Employment Agreement shall be reduced if (a) after July 3I, 2007, you provide notice of voluntary termination of your employment with the Company for Good Reason or (b) the Company terminates your Employment Agreement without Cause at any time after the vesting of the stock options granted to you pursuant to the August 23, 2004 Cardinal Health, Inc. Nonqualified Stock Option Agreement. In either such event, the payments under Section 4(d)(1) of the Employment Agreement shall be reduced to twelve months, the payment under Section 4(d)(2) of the Employment Agreement shall be one payment based on the average of bonuses paid over the then prior two years, and the benefits under Section 4(d)(4) of the Employment Agreement shall be reduced to twelve months. For purposes of clarity, in the event of a termination of your employment by the Company without Cause prior to the vesting of your August 23, 2004 stock option grant, you will receive the benefits described in Section 4(d) of the Employment Agreement (for purposes of clarity, without any of the reductions described herein).

We have discussed Section 7, Non-Competition, of the Employment Agreement, and this letter also serves to clarify what is intended under the Employment Agreement in light of the organizational changes within PTS and your new position. The term “Company” shall include Cardinal Health 409, Inc. (fka R.P. Scherer Corporation) and its direct and indirect subsidiaries (including without limitation Cardinal Health PTS LLC). Enterprises deemed as competing shall be those engaged in competition with the Company’s contract manufacturing or packaging businesses. However, customers of the Company who provide contract manufacturing or packaging services and are not generally recognized as competitors of the Company will not be regarded as competing enterprises for purposes of the Employment Agreement, so long as you would not in any way be employed by or within or provide assistance to such contract manufacturing or packaging services offerings. In addition, in the event of a termination of your employment where you receive the benefits under Section 4(d) of the Employment Agreement for the shortened twelve-month period described in the preceding, the term of the restrictions in Section 7 of the Employment Agreement shall be reduced to the term of employment plus one year after such termination.

If you agree with the foregoing, please acknowledge this by signing below and returning a copy of this letter to me and Harry Weininger.

/s/ Joe Papa	8/15/06
Joe Papa, President & CEO	DATE

/s/ Thomas J. Stuart	8/17/06
Thomas J. Stuart	DATE

cc: Harry F. Weininger

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